DKS Tax and Consulting
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23110 State Road 54 Suite 199
Lutz, FL 33579
813-812-1950
david.spencer@futurenowtech.net



Independent Accountant's Review Report

WeFunder
185 Mission Street
San Francisco, California 94115

We have reviewed the accompanying financial statements of PodDapp, Inc. Company, which comprise the balance sheet as of December 31st 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the quarter then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of PodDapp, Inc. Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews. Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Respectfully submitted,

David K. Spencer CPA
DKS Tax and Consulting
David.spencer@dks-tax.com

PODDAPP, INC
16112 PALMETTORUN CIR
LITHIA, FL 33547
Year to Date Balance Sheet
For the period ending 12/31/2023

	12/31/2023
ASSETS	
CURRENT ASSETS	
Cash	
Checking Account	50.00
Total Cash Available (Subtotal)	50.00
Botix Token	50.00
PodDapp Codebase	33,680.80
TOTAL CURRENT ASSETS	33,780.80
TOTAL ASSETS	33,780.80
LIABILITIES	
CURRENT LIABILITIES	
Token Liability	33,680.80
TOTAL CURRENT LIABILITIES	33,680.80
TOTAL LIABILITIES	33,680.80
CAPITAL	
CAPITAL	
Owners Capital	500.00
Retained Earnings	(400.00)
TOTAL CAPITAL	100.00
TOTAL CAPITAL	100.00
TOTAL LIABILITIES AND CAPITAL	33,780.80

Prepared by DKS Tax and Consulting

POdDAPP, INC
16112 PALMETTORUN CIR
LITHIA, FL 33547
Cash Flow By Date Report
From 1/1/2023 to 12/31/2023

Cash Flows From Operating Activities:	
Net Income	(400.00)
Changes in Current Assets	33,780.80
Changes in Current Liabilities	33,680.80
Adjustments from the Following Accounts:	
Advertising	400.00
Total From Operating Activities:	**67,461.60**
Cash Flows From Financing Activities:	
Changes to Long Term Liabilities	0.00
Changes in Capital Accounts	(500.00)
Adjustments from the Following Accounts:	
Token Liability	(33,680.80)
Total From Financing Activities:	**(34,180.80)**
Cash Flows From Investing Activities:	
Changes in Fixed Assets	0.00
Total From Investing Activities:	**0.00**
Totals:	
Net Increase/Decrease in Cash	**101,642.40**

Prepared by DKS Tax and Consulting

POdDAPP, INC
16112 PALMETTORUN CIR
LITHIA, FL 33547
Profit And Loss By Date
For the period January 1, 2023 to December 31, 2023

EXPENSES	Amount	Percent
Advertising	400.00	0.00%
TOTAL EXPENSES	**400.00**	0.00%
NET PROFIT (LOSS)	**(400.00)**	**0.00%**

Prepared by DKS Tax and Consulting

POdDAPP, INC
16112 PALMETTORUN CIR
LITHIA, FL 33547
Statement Of Changes to Owner's Capital
As of December 31, 2023

Account	Date of Change	Beginning	Changes	Ending
571: Owners Capital		0.00		
	12/31/2023		(500.00)	
				(500.00)
590: Retained Earnings		0.00		
Net Loss Adjustment			400.00	
				400.00
Total Capital		0.00	(100.00)	(100.00)

Prepared by DKS Tax and Consulting

Notes to the Financial Statements for
PodDaPP Inc.
For the period ending 12/31/2023

1. Reporting entity
   a. PodDapp inc is domiciled in Delaware with offices in Lithia, FL. This entity was previously called Botrix AI and prior to that was Zoobdoo Inc. This evolution has created some unique accounting challenges in the transitions. Primarily the agreements signed with tokens purchasers during the time of Botrix AI will be made whole upon the issuance of the token upon the beginning of operations for PodDapp Inc.

2. Revenue
   a. Revenue is recognized when tokens are sold to holders. Company currently has no receivables. PodApp has not had any sales since inception.

3. Basis of Accounting
   a. PodDapp operates on the cash basis of accounting.

4. Functional currency
   a. The functional currency of PodDapp is the United States Dollar.

5. Use of judgements or estimates
   a. Estimates have been used in the pricing of crypto assets where there is not a tier 1 level quote available.

6. Fair Value Measurements
   a. All assets and liabilities have been presented at Fair value in accordance with ASC 820.

7. Simple agreements for future tokens (SAFTs)
   a. SAFT agreements are similar in form to SAFE agreements and represent a liability for the firm. They are presented as such here. The offsetting entry is to the codebase for the application. This is due to the fact that the liability arises from the firms promise to provide tokens upon the completion and deployment of the codebase.